December 14, 1995


          Decade's Monthly Income and Appreciation Fund
                     - A Limited Partnership

       Second Supplemental Letter to All Limited Partners


                          Introduction

     In addition to the information set forth in the Offer to Purchase and the Annexes and Exhibits thereto and the First Supplemental Letter sent to all Limited Partners, Limited Partners of Decade's Monthly Income & Appreciation Fund -- A Limited Partnership (the "Partnership") should carefully consider the following information in deciding whether to tender limited partnership interests ("Interests") for $800 cash per Interest under the terms and subject to the conditions set forth in this Offer to Purchase, the Supplemental Letters to Limited Partners and in the related Letter of Acceptance (which constitute the "Offer"). The Offer, proration period, and withdrawal rights will expire at 12:00 midnight, Milwaukee time, on December 29, 1995, unless extended by the Partnership. The Partnership will also accept up to 3,707 Interests, conditioned upon the expected financing described in this letter.


                Expected Financing To Fund Offer

     The Partnership intends to enter into a credit facility with Associated Bank, N.A. ("Credit Facility"), and such financing would be available to fund additional purchases of Interests in this Offer. While the Agreement has to be executed and approved by Associated Bank N.A.'s board of directors, it is intended that the Credit Facility will provide that the Partnership may borrow up to $1,850,000 at an interest rate of prime (reset daily). The Partnership will provide Associated Bank N.A. with a first mortgage and assignment of rents from The Meadows I and also pay a 1/2% origination fee. The Credit Facility will be due three years after it is entered into, and interest payments and amortization payments, based upon a 25-year term, would be due on the first of each month.

     It is anticipated that the Credit Facility will be entered into on or about December 28, 1995. The Partnership will notify Limited Partners of Associated Bank N.A.'s commitment to the Credit Facility via a press release or another supplemental letter. The Credit Facility is conditioned upon Associated Bank N.A. receiving an appraisal of The Meadows I in excess of $2,500,000, receiving a suitable architect's inspection report, and receiving an acceptable Phase I environmental report on The Meadows I. The Partnership believes it will be able to provide such documents and assist Associated Bank N.A. in obtaining such documents. The Credit Facility will be prepayable by the Partnership at any time, without premium or penalty. The Partnership will be required to make prepayments from the proceeds of any sale of The Meadows I.

     The Partnership anticipates making required interest and principal payments on the Credit Facility from operating cash flow.


                      Offer Expiration Date

     As a result of arranging financing to purchase additional
Interests, the Partnership has decided to extend the Offer, withdrawal and proration rights, until December 29, 1995, 12:00 midnight, Milwaukee time.


         Minimum Number of Interests and Offer Proration

     The Partnership will accept 3,707 Interests, conditioned upon entering into the Credit Facility prior to December 29, 1995. If more than 3,707 Interests are tendered the Partnership will prorate tendered Interests as follows:

     1. The Partnership will first accept all of the tenders from Limited Partners who own less than 100 Interests and who tender all of their Interests by the Expiration Date. If this amount is in excess of 3,707, the Partnership will prorate purchases based upon the amount of Interests the Partnership can purchase (a minimum of 3,707) times the ratio of (a) the number of Interests tendered by each Limited Partner who owns less than 100 Interests and tendered all of their Interests to (b) the total number of Interests tendered by all Limited Partners who own less than 100 Interests and tender all of their Interests (up to 3,707). The General Partner will prorate such that every Limited Partner who has prorated Interests will not hold fractional Interests and will not hold less than three Interests.

     2. If the above category of tendering Limited Partners has been satisfied and if there are funds to purchase other Interests tendered, the Partnership will do so. This second category will consist of those (i) Limited Partners who own 100 or more Interests and (ii) Limited Partners who own less than 100 Interests and who tendered some, but not all, of their Interests. If necessary, the Partnership will prorate tenders based upon the ratio of the number of Interests tendered by each Limited Partner in this second category to the total number of Interests tendered by the remaining Limited Partners in this second category (up to the maximum it can purchase), provided that the General Partner may round the prorated amount such that a Limited Partner who tenders Interests does not hold any fractional Interest and must hold at least three Interests. If a Limited Partner decides to tender some, but not all, Interests, such Limited Partner must tender an amount such that the Limited Partner does not hold fractional Interests and holds at least three Interests.


                   Tendered Interests To Date

     As of noon, December 13, 1995, 219 Limited Partners have tendered 1,860.11 Interests.